UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549





FORM U-9C-3




QUARTERLY REPORT PURSUANT TO RULE 58




FOR THE QUARTER ENDED
June 30, 2000







NATIONAL GRID USA







25 Research Drive, Westborough, MA 01582

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NATIONAL GRID USA
For The Quarter Ended June 30, 2000
ITEM 1 - ORGANIZATION CHART
                     Percentage
      Energy or             State     of Voting
Name of Reporting     Gas-Related       Date of          of     Securities
     Company       Company     Organization     Organization
Held               Nature of Business
-----------------     -----------     ------------     ------------
-----------     --------------------------------------
New England Energy,     Energy     11/20/72     MA     100     New England
Energy, Inc. (NEEI)
Inc./National Grid USA                         participated (principally
through a
                          partnership with a nonaffiliated oil
                         company) in domestic oil and gas
                         exploration, development, and production
                          and the sale to New England Power
                         Company of fuel purchased in the
                         open market.  Effective 1/1/98, NEEI
                         sold its oil and gas properties and
                         ceased its participation in domestic oil and gas exploration, development, and production.

Granite State Energy,     Energy     04/22/96     NH     100     Granite State
Energy, Inc.'s purpose is
Inc./National Grid USA     to provide a range of energy and related
services                          including, but not limited to, sales
of                          energy, audits, power quality,
fuel                          supply, repair, maintenance,
                         construction, design, engineering, and
                         consulting.

Wayfinder Group, Inc./     Energy     01/13/92     MA     100     Wayfinder
Group, Inc. is primarily a
National Grid USA                         consulting business which provides
                         products and services related to the
                         operational requirements of competitive
                         electricity markets.

National GridEnergy05/01/00MA100National Grid Transmission Services Transmission ServicesCorporation's purpose is to provide
Corporation/National  technical, operational, management,
Grid USAdevelopment, engineering, and other similar services relating to electric power transmission.


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NATIONAL GRID USA
For The Quarter Ended June 30, 2000

ITEM 1 - ORGANIZATION CHART
                    Percentage
     Energy or          State     of Voting
Name of Reporting     Gas-Related       Date of     of     Securities
     Company       Company     Organization     Organization
Held               Nature of Business
-----------------     -----------     ------------     ------------
-----------     --------------------------------------
AllEnergy Marketing     Energy     04/23/98          DE          100
AllEnergy Marketing Co., L.L.C.'s
Co., L.L.C./NEES                                   principal purpose is to
sell energy and
Energy, Inc./National                                   provide a range of
energy-related
Grid USA                                   services including, but not limited
to,
                                   marketing, brokering and sales of
                                   energy, audits, fuel supply, repair,
                                   maintenance, construction, operation,
                                   design, engineering, and consulting.
                                   This company is a Delaware limited
                                   liability company.

NEWHC, Inc./     Energy     05/25/90          MA          100     On September
19, 1999, NEWHC, Inc.
Wayfinder Group,                                   sold substantially all of
its assets
Inc./National                                    to Duperey Investments, Inc.,
an
Grid USA                                   unaffiliated company.

AllEnergy Fuels     Energy     03/27/98          DE          100     AllEnergy
Fuels Corp.'s purpose is to
Corp./ National                                   acquire interests in and
assets of
Grid USA                                   energy-related companies and to
                                   engage in energy-related activities
                                   in accordance with Rule 58.

Separation     Energy     03/28/89          DE          5.6     This company
produces concrete using
Technologies, Inc./                                   fly ash waste from
coal-fired
Wayfinder Group, Inc./                                   generating plants.
National Grid USA

SeparationEnergy03/28/89DE25.76This company produces concrete using Technologies, Inc./fly ash waste from coal-fired
EUA Energy Investment/generating plants. The interest in
National Grid USAthis company was acquired by National
                                   Grid USA on April 19, 2000.


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

NATIONAL GRID USA
For The Quarter Ended June 30, 2000

ITEM 1 - ORGANIZATION CHART
                     Percentage
      Energy or             State     of Voting
Name of Reporting     Gas-Related       Date of          of     Securities
     Company       Company     Organization     Organization
Held               Nature of Business
-----------------     -----------     ------------     ------------
-----------     --------------------------------------
Texas Liquids,     Energy     12/19/96     MA     100     Texas Liquids, LLC
engages in
LLC/AllEnergy                         purchasing, marketing, selling,
Marketing Company,                         and distributing energy
L.L.C./NEES                              commodities and related products
Energy, Inc./                         and services. On August 16, 2000,
National Grid USATexas Liquids LLC was sold to an
                         unaffiliated third party.

NeXus Energy       Energy     05/19/97     MA     9.9     NeXus Energy
Software, Inc.'s purpose is  Software, Inc./                         to
develop, implement, produce, market,
Wayfinder Group,                         and sell software for application in
the
Inc./National                         energy conservation industry.
Grid USA

Weatherwise USA, Inc./     Energy     09/30/99     DE     4.2     Weatherwise
USA, Inc.'s purpose is to be
AllEnergy Marketing                         an energy-related company to
provide
Company, L.L.C./                         energy management and technical and
NEES Energy, Inc./                         utility hedging services to
reduce         National Grid USA                         weather-related
financial uncertainty
                         of utilities, energy users, and others.
                         This company was originally formed as an LLC on 10/10/96 and changed to a corporation on 09/30/99.

AEDR Fuels, L.L.C./     Energy     01/12/98     ME     100     AEDR Fuels,
L.L.C.'s purpose is to
AllEnergy Marketing                         acquire interests in and assets of
Company, L.L.C./                         energy-related companies and to
engage
NEES Energy, Inc./                         in energy-related activities in
National Grid USA                         accordance with Rule 58.

Texas-Ohio Gas, Inc./      Energy     08/12/87     TX     100     Texas-Ohio
Gas, Inc.'s purpose is to
AllEnergy Marketing                         sell energy and provide a range
of
Company, L.L.C./NEES                         energy-related services
including, but
Energy, Inc./National                    not limited to, marketing, brokering
and
Grid USA                         sales of energy, and fuel supply.

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
NATIONAL GRID USA
For The Quarter Ended June 30, 2000

Item 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


      Type of     Principal      Issue      Cost       Person to
Collateral     Consideration
     Security     Amount of        or       of     Whom Security     Given
with     Received for
Company Issuing Security      Issued     Security     Renewal
Capital       Was Issued      Security     Each Security
------------------------     --------     ---------     -------
-------     --------------     -----------     -------------

National Grid TransmissionCommon1,000National Grid USA$1 per share Services CorporationStockshares

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NATIONAL GRID USA
For The Quarter Ended June 30, 2000 (cont'd.)

Item 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (expressed in millions, rounded to hundred thousands of dollars)


       Company      Company       Amount of
     Contributing     Receiving        Capital
       Capital      Capital     Contribution
     ------------     ---------     ------------
     NEES Energy, Inc.     AllEnergy Marketing Company, L.L.C.
$(31.0)
     National Grid USA     Wayfinder Group, Inc.          $  0.2

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NATIONAL GRID USA
For The Quarter Ended June 30, 2000
Item 3 - ASSOCIATE TRANSACTIONS (expressed in millions, rounded to hundred thousands of dollars)
Part I - Transactions performed by reporting companies on behalf of associate companies
                                                            Direct
Indirect          Total
     Reporting Company          Associate Company          Types of
Services     Costs     Costs     Cost of     Amount
     Rendering Services          Receiving Services               Rendered
Charged     Charged     Capital     Billed
     ------------------          ------------------
-----------------     -------     -------     -------     ------
N/A
Part II - Transactions performed by associate companies on behalf of reporting companies
                                                                 Direct
Indirect          Total
     Associate Company          Reporting Company          Types of
Services     Costs     Costs     Cost of     Amount
     Rendering Services          Receiving Services               Rendered
Charged     Charged     Capital     Billed
     -----------------          ------------------
-----------------     -------     -------     -------     ------

Massachusetts Electric          Wayfinder Group, Inc.     Miscellaneous
(2)     (1)               (1)               (1)
 Company

The NarragansettWayfinder Group, Inc.Customer Service(1)(1)     (1)
 Electric Co.

National Grid USA               Wayfinder Group, Inc.     Miscellaneous
(6)     (1)               (1)     (1)          (1)
 Service Co., Inc.                                   Information
                                                          Services
(1)                    (1)          (1)
                                                       Corp. Acctg.
(1)               (1)     (1)          (1)
                                                       New Bus.
Develop.(1)(1)     (1)(1)

National Grid USA               New England Energy, Inc.     Miscellaneous
(5)     (1)               (1)     (1)          (1)
 Service Co., Inc.

National Grid USA           Granite State Energy,     Miscellaneous (3)
(1)               (1)     (1)          (1)
 Service Co., Inc.            Inc.

National Grid USA               AllEnergy Marketing          Human
Resources          (1)(1)     (1)          (1)
 Service Co., Inc.            Company, L.L.C.               Miscellaneous
(4)(1)(1)     (1)     (1)


(1)     Amounts are below $100,000.
(2) Represents 3 types of services totaling less than $100,000 in aggregate.
(3) Represents 2 types of services totaling less than $100,000 in aggregate.
(4) Represents 9 types of services totaling less than $100,000 in aggregate.
(5) Represents 4 types of services totaling less than $100,000 in aggregate.
(6) Represents 10 types of services totaling less than $100,000 in aggregate.

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NATIONAL GRID USA
At June 30, 2000

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
               (expressed in millions, rounded to hundred thousands of dollars)


Investment in energy-related companies:
Total consolidated capitalization as of
 June 30, 2000                              $5,306.8     (1)     line 1

Total capitalization multiplied by 15 percent     796.0          line 2
 (line 1 multiplied by 0.15)

Greater of $50 million or line 2               796.0          line 3

Total current aggregate investment:
 (categorized by major line of energy-
  related business)
     Power marketing and other               $ 197.0
     Energy software                         2.2
                                        -------
Total current aggregate investment               $199.2          line 4
                                        ------

Difference between the greater of $50 million
 or 15 percent of capitalization and the total
 aggregate investment of the registered holding
 company system
 (line 3 less line 4)                         $596.8          line 5

(1)Consolidated capitalization includes total common equity, cumulative preferred stock, long-term debt (including long-term debt due within one year), and short-term debt.

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NATIONAL GRID USA
For The Quarter Ended June 30, 2000

ITEM 5 - OTHER INVESTMENTS

     Reason for
    Major Line        Other     Other     Difference
or Energy-Related       Investment in       Investment      in Other
     Business     Last U-9C-3 Report     in U-9C-3 Report     Investment
-----------------     ------------------     ----------------     ----------

Power Marketing            $24.8            $0     Investments
 and Other               made prior to
               the effective
               date of Rule 58

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 NATIONAL GRID USA
For The Quarter Ended June 30, 2000

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

(A)     Exhibits

     10(g) Certificate stating that a copy of the report for the previous quarter has been filed with the appropriate state commissions.

(B)     Financial Statements*

     1-ANational Grid USA Consolidated Income Statement for the quarter ended June 30, 2000

     1-BNational Grid USA Consolidated Balance Sheet as of June 30, 2000

     2-ANew England Energy, Inc. Balance Sheet as of June 30, 2000

     3-AWayfinder Group, Inc. Income Statement for the quarter ended
          June 30, 2000

     3-BWayfinder Group, Inc. Balance Sheet as of June 30, 2000

     4-A     Texas Liquids, LLC Income Statement for the quarter ended
 June 30, 2000

     4-BTexas Liquids, LLC Balance Sheet as of June 30, 2000

     5-A     Texas-Ohio Gas, Inc. Income Statement for the quarter ended
          June 30, 2000

     5-BTexas-Ohio Gas, Inc. Balance Sheet as of June 30, 2000

     6-A     AllEnergy Marketing Company, L.L.C. Consolidated Income
          Statement for the quarter ended June 30, 2000

     6-B     AllEnergy Marketing Company, L.L.C. Consolidated Balance
          Sheet as of June 30, 2000

(C)     Notes

(1)Financial statements for Weatherwise USA, Inc., Separation Technologies, Inc., and NEXUS Energy Software, Inc. were not available as of the filing date.

     (2)National Grid Transmission Services Corporation, New England Energy, Inc., Granite State Energy, Inc., and AEDR Fuels, L.L.C. Income Statement actuals, and National Grid Transmission Services Corporation, Granite State Energy, Inc., and AEDR Fuels, L.L.C. Balance Sheet actuals are less than $100,000 and are therefore not reported.

* Financial Statements are being filed separately pursuant to a request for confidential treatment.

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SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



               NATIONAL GRID USA



               s/ John G. Cochrane
               _______________________________
               John G. Cochrane, Treasurer




Date: August 29, 2000